DXI Announces Closing of First Tranche of Private Placement
Insiders Purchase 3,600,000 Common Shares

VANCOUVER, BRITISH COLUMBIA, June 28, 2016 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced it has closed the first tranche of its private placement (the “Offering”), previously reported by the Company on May 27, 2016, for aggregate gross proceeds of Cdn$642,000.

An aggregate of 5,350,000 common shares of the Company (the “Common Shares”) were issued pursuant to the Offering at a price of Cdn$0.12 per Common Share. Under certain circumstances a fee of 7% was paid to arms-length placement agents with respect to the non-insider participation.

The Offering remains subject to final approval of the Toronto Stock Exchange and NYSE MKT. A follow-up tranche is expected to close on or about July 6, 2016. The Company plans to use proceeds for the expansion of the Woodrush project in Northern British Columbia and for general working capital, all as described further in the May 27, 2016 press release.

Hodgkinson Equities Corp. (“HEC”), an entity related to Robert Hodgkinson, CEO and Chairman of DXI and David Matheson, Chief Financial Officer of DXI, participated in the Offering, thereby making the Offering a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). HEC and Mr. Matheson purchased, in the aggregate, 3,600,000 Common Shares.

HEC purchased 3,000,000 Common Shares and will own 3,115,000 Common Shares or approximately 7.44% of the total Common Shares issued and outstanding after the completion of the Offering. Mr. Matheson purchased 600,000 Common Shares and will own or control 600,000 Common Shares or approximately 1.43% of the total Common Shares issued and outstanding after the completion of the Offering. The Offering was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to Section 5.5(a) and Section 5.7(1)(a) of MI 61-101 as the subscription for HEC and Mr. Matheson’s Common Shares will be payable in cash, the maximum amount of the value of their Common Shares will not exceed 24.99% of the “market capitalization” of the Company (as defined in MI 61-101) and the terms and conditions of the Offering are based on reasonable commercial terms that are not less advantageous to the Company than if the Offering was obtained from a person dealing at arm’s length with the Company. No new insiders were created, nor has any change of control occurred, as a result of the Offering.

Early Warning Report Filed for Hodgkinson Equities Corp.

Hodgkinson Equities Corp. (“HEC”), an entity related to Robert Hodgkinson, CEO and Chairman of DXI, will file an early warning report in connection with HEC’s participation in the Offering.

Prior to completion of the Offering, HEC owned: (i) 115,000 Common Shares; and (ii) 9,000,000 Warrants giving HEC the right to purchase up to 9,000,000 Common Shares, exercisable on or before December 4, 2020. Including the 9,000,000 Common Shares issuable upon exercise of the Warrants held by HEC but excluding issuance of Common Shares committed to others under existing share compensation agreements or the exercise of other Warrants held by third-parties, HEC would hold a total of 9,115,000 Common Shares representing approximately 20.03% of the Issuer’s partially diluted Common Shares (again assuming no other shares were issued to HEC). Following completion of the Offering, HEC holds an aggregate of 3,115,000 Common Shares, representing 7.44% of the issued and outstanding. Assuming exercise of the 9,000,000 Warrants but excluding issuance of Common Shares committed to others under existing share compensation agreements or the exercise of other Warrants held by third-parties, HEC would hold an aggregate of 23.82% of DXI’s partially diluted Common Shares (again assuming no other shares were issued to HEC).

This portion of the news release is issued pursuant to National Instrument 62-103 – The Early Warning System and Related Takeover Bids and Insider Reporting Issues of the Canadian Securities Administrators, which also requires an early warning report to be filed with the applicable securities regulators containing additional information with respect to the foregoing matters. See HEC’s early warning report for further information.

The existing shares were acquired for investment purposes. HEC may, from time to time, on an individual or joint basis, acquire additional securities of the Company, dispose of some or all of the existing or additional securities held or will hold, or may continue to hold the current position.

A copy of the early warning report can be obtained under the Company’s profile at www.sedar.com.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,312 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this news release include, but are not limited to, statements regarding the finding of the Company’s engineers being accurate, the future plans for reconfiguration of waterflood operations and selective exploration, the completion and final amount raised in the proposed private placement, the final use of proceeds from the equity raise, and all necessary final approvals being obtained, Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com